Exhibit 99.1

QIWI Announces 2016 Annual General Meeting

NICOSIA, CYPRUS – April 20, 2016 – QIWI plc (Nasdaq: QIWI), (MOEX: QIWI) (“QIWI” or the “Company”) today announced that its 2016 annual general meeting of shareholders (the “AGM”) will be held on Thursday June 02, 2016, at 10:00 a.m. (Cyprus time) at Kennedy 12, Kennedy Business Centre, 2nd floor, 1087, Nicosia, Cyprus.

Only shareholders of record at the close of business on April 14, 2016 are entitled to receive notice and to vote at the AGM and any adjourned meeting. Holders of the Company’s American Depositary Shares (the “ADS”) who wish to exercise their voting rights for the underlying shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon. Shareholders are cordially invited to attend the AGM.

At the AGM, the following items will be submitted for shareholders approval:

1.	to adopt the Company’s audited financial statements for 2015 financial year;

2.	to appoint Ernst & Young as the Company’s Auditors;

3.	to elect Directors of the Board of Directors of the Company; and

4.	to approve Directors’ remuneration.

Further details on the agenda and procedural matters related to the AGM will be made available to the Company’s shareholders by the Company and the Company’s ADS holders through The Bank of New York Mellon.

Copies of certain materials related to the AGM, including Notice for the convocation of the AGM, a copy of our 2015 Annual Report on Form 20-F and Board of Directors Nomination Form are available on our website at http://investor.qiwi.com.

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 16.1 million virtual wallets, over 172,000 kiosks and terminals, and enabled merchants to accept over RUB 70 billion cash and electronic payments monthly from over 67 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com